Filed pursuant to Rule 433(d)
                                           Registration Statement No. 333-130051


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FIRST TRUST ENHANCED 130/30 LARGE CAP INDEX
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INDEX METHODOLOGY

1. Start with the largest 2500 U.S. traded stocks excluding American Depository Receipts (ADRs), limited partnerships, real estate investment trusts (REITs), registered investment companies, and royalty companies as of the close on the selection date (the last business day of each calendar quarter).

2. Rank all stocks from step 1 on both growth and value factors. The four growth factors are 3-, 6- and 12-month price appreciation, and 1-year sales growth. The three value factors are book value to price, cash flow to price and return on assets.

3. Stocks are ranked separately on the sum of ranks for both growth and value factors. Stocks are then assigned the best of their growth or value ranks as their long selection score.

4. The short selection score is determined by a combination of five factors, which are 3- and 6-month price appreciation, book value to price, cash flow to price and return on assets. Stocks are ranked on the sum of ranks for this group of factors. This ranking becomes the short selection score for each stock.

5. Stocks that are at least as large as the smallest stock in the largest 20% of NYSE listed stocks (NYSE listed stocks excluding ADRs, limited partnerships, registered investment companies, and royalty companies) are considered large cap. Only large cap stocks that have traded at least 500,000 shares in each of the last six calendar months previous to the selection date are considered the "large cap universe" and are eligible for inclusion in either the long or short component. All other stocks are ineligible for inclusion in either the long or short component.

6. Rank all eligible stocks in the large cap universe based on their long selection score from step 3. The top scoring 30% will comprise the long portfolio on an equally weighted basis.

7. Rank all eligible stocks in the large cap universe based on their short selection score from step 4. The worst scoring 30% of the large cap universe will comprise the preliminary short portfolio. The final short portfolio will be comprised of the stocks selected in the preliminary short portfolio that have a short interest to common shares outstanding ratio of .10 or less. All stocks in the final short portfolio will be equally weighted.

8. Using the proceeds from the short sale of the short portfolio, the long portfolio will be leveraged such that the ratio of the total weight of the long portfolio to the total weight of the short portfolio will initially approximate 1.30 to .30 after each quarterly rebalance.



When applicable, index changes will be announced at least two business days prior to effectiveness on http://www.amextrader.com. The information on the website is not incorporated by reference herein. We make no representation or warranty as to the accuracy or completeness of information contained on this website.


-----------------------------------------------------------------------------------------------------------------------------------
                                                       INDEX SELECTION PROCESS
-----------------------------------------------------------------------------------------------------------------------------------

BROAD UNIVERSE           ASSIGN RANKINGS             IDENTIFY             SCREEN                 IDENTIFY             ASSIGN
                         USING THE INDEX             SUB-UNIVERSE         COMPANIES              LONG/SHORT           WEIGHTS
                         GROWTH/VALUE                OF LARGEST           FOR                    COMPONENTS
                         FACTORS                     COMPANIES            LIQUIDITY



Largest 2500             Long                        Scored                                      Apply Long           +130%
Stocks                   Selection                   Large Cap                                   Component            Weight to
                         Score                       Universe                                    Methodology          Long Stocks
                                                                                                 -----------
(Excluding                                                                Liquidity              Top Decile
ADRs, LPs, RICS,         Short                       Eliminated:          Screen                 2nd Decile
REITs and                Selection                   Stocks with                                 3rd Decile
Royalty Co's)            Score                       Market Cap
                                                     below the
                                                     top 20% of                                  Apply Short          -30%
                                                     NYSE-listed                                 Component            Weight to
                                                     companies                                   Methodology          Short Stocks
                                                                                                 -----------
                                                                                                 8th Decile
                                                                                                 9th Decile
                                                                                                 Bottom Decile


"First Trust" and "First Trust Enhanced 130/30 Large Cap Index" are trademarks of First Trust Advisors L.P. First Trust Advisors L.P. does not guarantee the accuracy and/or the completeness of the Index or any data included therein and First Trust Advisors L.P. shall have no liability for any errors, omissions or interruptions therein. First Trust Advisors L.P. makes no warranty, express or implied, as to results to be obtained by any person or entity from the use of the Index or any data included therein. First Trust Advisors L.P.makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall First Trust Advisors L.P. have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages.

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FIRST TRUST ENHANCED 130/30 LARGE CAP INDEX
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The First Trust Enhanced 130/30 Large Cap Index is a modified equal weighted total return index designed to offer 130% long and 30% short exposure to selected large capitalization U.S. publicly traded equity securities through the application of a disciplined, objective investment methodology. The Index had a benchmark value of 1,000.00 on the close of trading December 31, 2007. The Index was created and is owned by First Trust Advisors L.P., which also owns the service mark First Trust Enhanced 130/30 Large Cap Index. A patent application relating to the Index and its stock selection method is pending.

QUARTER-END PERFORMANCE (As of 9/30/08)


                                              Quarter   1 Yr.    3 Yr.   5 Yr.
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First Trust 130/30 Enhanced Large Cap Index   -33.20%  -31.84%   0.30%  13.52%
S&P 500 Index                                  -8.37%  -21.98%   0.22%   5.17%
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The correlations, chart and table above and below are provided for informational purposes only. The hypothetical levels of the Index are not indicative of future performance of the Index.

Performance data quoted represents hypothetical back-tested performance, which is no guarantee of future results. The actual performance of the Index over any time period may bear little relation to the historical back-tested data above. In particular, there can be no assurance that the Index will outperform any index presented herein for comparison or any other financial measure at any given day or over any given period.


INDEX DATA

Ticker                   FTLCTR
Number of Stocks         204
Total Long Exposure      110
Total Short Exposure      94
Median Market Cap.       $15.93 Billion
Maximum Market Cap.      $253.67 Billion
Minimum Market Cap.      $4.23 Billion
Price/Earnings*          10.19
Price/Book*               1.60
Price/Cash Flow*          9.76
Price/Sales*              0.87


---------------------------------------------------------------------------------------------------------------
5-YEAR INDEX STATISTICS (As of 9/30/08)

                               Standard                              Sharpe                        Information
                               Deviation(1,2)   Alpha(2)   Beta(2)   Ratio(2)   Correlation(1,2)   Ratio(2)
---------------------------------------------------------------------------------------------------------------
First Trust 130/30 Enhanced
   Large Cap Index             18.37%           8.27%      1.28      0.61       0.72               0.68
S&P 500 Index                  10.35%            --        1.00      0.22       1.00                --
---------------------------------------------------------------------------------------------------------------


The graph to the right sets   INDEX GROWTH OF $10,000           12/31/96-9/30/08
forth the hypothetical
back-tested performance of    FIRST TRUST 130/30 ENHANCED
the Index based on the            LARGE CAP INDEX                        $46,103
hypothetical back-tested      S&P 500 INDEX                              $19,113
monthly Index value from
December 31, 1996 through                            [CHART OMITTED]
September 30, 2008. The actual
initial Index calculation                  [DATA POINTS REPRESENTED IN CHART]
date was April 22, 2008. The
hypothetical back-tested                            130/30 Index     S&P 500
levels of the Index should                          ------------     -------
not be taken as an                        1996       $10,000.0     $10,000.0
indication of future                      1997        13,195.8      13,336.3
performance, and no                       1998        16,257.7      17,147.7
assurance can be given as to              1999        24,213.3      20,755.8
the Index value on any date.              2000        27,466.0      18,866.1
The data for the                          2001        20,922.9      13,758.0
hypothetical back-tested                  2002        20,996.2      12,949.8
performance of the Index set              2003        28,221.7      16,664.4
forth in the graph was                    2004        35,592.4      18,477.8
calculated on materially the              2005        46,812.1      19,385.4
same basis on which the                   2006        51,832.4      19,898.7
performance of the Index is               2007        55,556.1      22,786.7
now calculated.                         9/2008        46,103.0      19,113.3


(1) Based on monthly returns annualized over a 5-year period. The historical correlations and standard deviations relative to the S&P 500 Index shown above may not be indicative of future correlations and standard deviations. Future correlations and standard deviations may be greater or lesser than those experienced in the past.

(2) STANDARD DEVIATION is a measure of price variability (risk). ALPHA is an indication of how much an investment outperforms or underperforms on a risk-adjusted basis relative to its benchmark. BETA is a measure of price variability relative to the market. SHARPE RATIO is a measure of excess reward per unit of volatility. CORRELATION is a measure of the similarity of performance. INFORMATION RATIO is a measure of a strategy's performance against risk and return relative to a benchmark or alternative measure.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that in the future the Index will or is likely to perform as shown above. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.The hypothetical historical performance data set forth above represents a simulation of past performance, which is no guarantee of future results.

Each issuer will have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering that the issuer has filed with the SEC for more complete information about the issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in an offering will arrange to send you the prospectus, each prospectus supplement, and any other document related to the offering if you so request by calling toll-free (866) 848-9727.

* Weighted average of Index components


                                                          [LOGO OMITTED]
For more information, visit our Web site:                 FIRST TRUST
            www.ftportfolios.com
-------------------------------------------------------   1-866-848-9727
NOT FDIC INSURED o NOT BANK GUARANTEED o MAY LOSE VALUE   www.ftportfolios.com
-------------------------------------------------------